As filed with the Securities and Exchange Commission on November 17, 2015

Securities Act Registration No. 333-202216

Investment Company Registration No. 811-23032

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 6

Triloma EIG Global Energy Term Fund I

(Exact Name of Registrant as Specified in Charter)

201 North New York Avenue

Suite 250

Winter Park, FL 32789

(Address of Principal Executive Offices)

(407) 636-7115

Registrant’s Telephone Number, including Area Code

NATIONAL REGISTERED AGENTS, INC.

160 Greentree Drive, Suite 101

Dover, DE 19904

(Name and Address of Agent for Service)

Copies to:

BARRY L. GOFF	ROBERT VITALE	RICHARD HOROWITZ, ESQ.
Triloma Financial Group, LLC	EIG Global Energy Partners, LLC	Dechert LLP
201 North New York Avenue	1700 Pennsylvania Avenue NW	1095 Avenue of the Americas
Suite 250 Winter Park, FL 32789	Suite 800 Washington, DC 20006	New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-202216) of Triloma EIG Global Energy Term Fund I (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. No changes have been made to Part A, Part B or Part C of the Registration Statement, other than the Items of Part C of the Registration Statement as set forth below. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) promulgated under the Securities Act, this Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)                                 Financial Statements:

Part A: Not applicable, as Registrant has not yet commenced operations.

Part B: Statement of Assets and Liabilities. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 are included in Part B of this Registration Statement.

(2)                                 Exhibits:

(a)                                 (i)             Certificate of Trust dated February 18, 2015 (1)

(ii)          Certificate of Amendment to the Certificate of Trust dated March 26, 2015 (2)

(iii)       Amended and Restated Agreement and  Declaration of Trust dated November 5, 2015, filed herewith

(b)                                 By-laws dated June 24, 2015 (3)

(c)                                  Not applicable.

(d)                                 Not applicable.

(e)                                  Form of Dividend Reinvestment Plan (3)

(f)                                   Not applicable.

(g)                                  (i)             Investment Management Agreement between Registrant and Triloma Energy Advisors, LLC (3)

(ii)          Investment Sub-Advisory Agreement between Triloma Energy Advisors, LLC and EIG Credit Management Company, LLC (3)

(h)                                 (i)             Form of Dealer Manager Agreement (4)

(ii)          Form of Participating Dealer Agreement (3)

(iii)       Escrow Agreement (3)

(i)                                     Not applicable.

(j)                                    Custodian Agreement (3)

(k)                                 (i)             Form of Transfer Agency and Service Agreement (3)

(ii)          Form of Administration Agreement (3)

(iii)       Expense Support and Reimbursement Agreement (3)

(l)                                     Opinion and Consent of Dechert LLP (3)

(m)                             Not applicable.

(n)                                 Consent of Independent Registered Public Accounting Firm (4)

(o)                                 Not applicable.

(p)                                 (i)             Subscription Agreement between Registrant and Triloma Energy Advisors, LLC (3)

(ii)          Subscription Agreement between Registrant and EIG Separate Investments, LP (3)

(q)                                 Not applicable.

(r)                                    (i)             Code of Ethics of the Registrant (3)

(ii)          Code of Ethics of Triloma Energy Advisors, LLC (3)

(iii)       Code of Ethics of EIG Credit Management Company, LLC (3)

(s)                                   Powers of Attorney (3)

(1) Incorporated herein by reference to the corresponding exhibit of the Registrant’s initial Registration Statement on N-2 (File Nos. 333-202216; 811-23032), filed on February 20, 2015.

(2) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 1 the Registrant’s Registration Statement on N-2 (File Nos. 333-202216; 811-23032), filed on March 30, 2015.

(3) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 4 the Registrant’s Registration Statement on N-2 (File Nos. 333-202216; 811-23032), filed on July 20, 2015.

(4) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 5 the Registrant’s Registration Statement on N-2 (File Nos. 333-202216; 811-23032), filed on July 23, 2015.

Item 32. Location of Accounts and Records

The Declaration of Trust, By-laws and minute books of the Registrant and certain investment adviser records will be in the physical possession of Triloma Energy Advisors, LLC. All other accounting related and financial books and records required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder will be in the physical possession of SEI Investments Global Funds Services, except for certain transfer agency records which are maintained by DST Systems, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando and State of Florida on the 17th day of November, 2015.

TRILOMA EIG GLOBAL ENERGY TERM FUND I

(A Delaware statutory trust)

By:	/s/ Deryck Harmer
Deryck Harmer
President (Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jack A. Cuneo(1)	Trustee	November 17, 2015
Jack A. Cuneo

/s/ Brian Gilmore(1)	Trustee	November 17, 2015
Brian Gilmore

/s/ Barry L. Goff(1)	Trustee	November 17, 2015
Barry L. Goff

/s/ David Rothschild(1)	Trustee	November 17, 2015
David Rothschild

/s/ Bruce E. Waits(1)	Trustee	November 17, 2015
Bruce E. Waits

(1) Pursuant to powers of attorney previously filed.

EXHIBIT LIST

(a)(iii)                                        Amended and Restated Agreement and Declaration of Trust dated November 5, 2015, filed herewith